EXHIBIT 8
                                                                    ---------

                                [B&T LETTERHEAD]




                                                            October 4, 2001


Union Community Bancorp
221 E. Main Street
P.O. Box 151
Crawfordsville, Indiana   47933-1800

Ladies and Gentlemen:

     In connection with the proposed merger (the "Merger") of Montgomery Financial Corporation, a savings and loan holding company organized under the laws of the State of Indiana ("Montgomery"), into Union Community Bancorp, a savings and loan holding company organized under the laws of the State of Indiana ("Union"), pursuant to an Agreement and Plan of Reorganization dated as of July 23, 2001, by and between Montgomery, Union, Union Federal Savings and Loan Association ("Union Federal"), and Montgomery Savings, A Federal Association ("Montgomery Savings") (the "Merger Agreement"), we have been asked by Union to render our opinion to Union with respect to certain Federal income tax consequences of the Merger.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     Pursuant to the Merger Agreement, upon consummation of the Merger, each share of Montgomery common stock, $.01 par value per share (the "Montgomery Common Stock"), will be converted into the right to receive 1.1244 shares of Union common stock, without par value (the "Union Common Stock") (plus cash in lieu of fractional shares) (the "Exchange Ratio") or $15.00 in cash per share, provided, however, that the aggregate number of shares of Union Common Stock that shall be issued in the Merger shall equal the product of (i) fifty percent (50%), (ii) the Exchange Ratio, and (iii) the number of shares of Montgomery Common Stock outstanding immediately prior to the Effective Time.

     Montgomery shareholders who comply with the requirements of Indiana law for dissenting shareholders will be entitled to receive cash in payment for their shares of Montgomery Common Stock. Barnes & Thornburg has assumed, for purposes of its opinion, that none of the Montgomery shareholders will dissent.

     As of October 3, 2001, the closing sale price of Montgomery Common Stock as reported on the NASDAQ Small Cap Market was $14.10 per share and there were 1,207,698 total issued and outstanding shares of Montgomery Common Stock, all of which will be exchanged in the Merger (with the remaining authorized common and preferred shares to be canceled at the effective date).

Union Community Bancorp
October 4, 2001
Page 2


As of October 3, 2001, the closing sale price of Union Common Stock as reported on the NASDAQ National Market System was $13.40 per share.

     Pursuant to the Merger Agreement, Montgomery must receive a tax opinion from Barnes & Thornburg to the effect that the Merger constitutes a "reorganization" within the meaning of ss.368 of the Internal Revenue Code of 1986, as amended (the "Code") and that no gain or loss will be recognized by shareholders of Montgomery to the extent they receive shares of Union Common Stock in the Merger. Barnes & Thornburg has assumed, for purposes of its opinion, that Montgomery will not proceed with the Merger if, at the effective time of the merger (the "Effective Time"), the value of the Union Common Stock received by the Montgomery shareholders in the Merger is less than 45% of the aggregate value of the formerly outstanding Montgomery Common Stock.

     At or shortly after the Effective Time, Montgomery Savings, A Federal Association (Montgomery's wholly-owned subsidiary) will be merged into Union Federal Savings and Loan Association (Union's wholly-owned subsidiary).

     We have received, and are relying upon, certificates of certain officers of Montgomery and/or Union to the effect that, to the best of the officers' knowledge:

     1. At the time Montgomery acquired Montgomery Savings, the Merger was neither agreed to nor planned.

     2. Montgomery has had no significant asset or business since Montgomery was incorporated, other than the ownership and operation of its savings association subsidiary and activities related thereto.

     3. Union has no plan or intention to sell, exchange, liquidate or otherwise dispose of any of the assets of Montgomery acquired in the Merger, except for dispositions in the ordinary course of business, dispositions related to the contemplated merger of Montgomery Savings into Union Federal, and dispositions to other corporations 80% or more owned by Union.

     4. There is no understanding between Union and the Montgomery shareholders that the Montgomery shareholders' ownership of Union Common Stock is transitory and further there is no agreement or plan for Union to reacquire any of the Union Common Stock to be issued pursuant to the Merger other than pursuant to a repurchase plan or program involving the general repurchase of any Union Common Stock on the open market.

Union Community Bancorp
October 4, 2001
Page 3


     5. There has been, and it is expected that as of the Effective Time of the Merger there will have been, no significant change in the identities and proportionate holdings of Montgomery's shareholders since Montgomery acquired Montgomery Savings.

     6. Cash to be paid in lieu of fractional shares of Union Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.

     7. Payments and benefits to be provided by Union or Union Federal to certain present or former employees, officers, directors of Montgomery Savings and its predecessors, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of Montgomery Common Stock.

     Our opinion is based upon the Code, the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof.

     We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

     Based upon the foregoing, our opinion is as follows:

     1. Tax-free Reorganization. Based on the above assumptions, the Merger will constitute a tax-free reorganization for Federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Code, meaning that neither Montgomery nor Union will recognize any gain or loss with respect to the Merger, provided that the continuity of interest requirement is met, as discussed below. Sections 361 and 1032 of the Code.

     The continuity of interest test imposed by the Internal Revenue Service (the "Service") requires that the aggregate value of Union Common Stock issued in the Merger is not less than 50% of the value of formerly outstanding shares of Montgomery Common Stock, in order for the Service to make an advance ruling that the Merger qualifies as a tax-free reorganization. Rev. Proc. 77-37, 1977-2 C.B. 568, 569, as modified by Rev. Proc. 89-30, 1989-1 C.B. 895. Although the Service has set the 50% guideline, the Service has acknowledged that the 50% guideline does not define, as a matter of law, the minimum stock consideration required to meet the continuity of interest test. Rev. Proc. 77-37, at 569. In fact, in Rev. Rul. 61-156, 1961-2 C.B. 62, 64, the Service found sufficient continuity of interest at the 45% level, stating that it is necessary only that the shareholders continue to have a "definite and substantial equity interest" in the acquiring corporation. Moreover, the courts have clearly accepted lower levels of continuity, finding tax-free reorganizations in the case, for example, of 38% stock, all of which was nonvoting preferred stock (John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935)) and 25% stock (Miller v. Comr., 84 F. 2d 415 (6th Cir. 1936)).

Union Community Bancorp
October 4, 2001
Page 4


     Since a 45% continuity level will exceed these judicially accepted figures and assuming no Montgomery shareholders dissent to the Merger, it is the opinion of Barnes & Thornburg that the continuity of interest requirement will be met in the Merger, if consummated pursuant to the assumptions referred to above, because the Montgomery shareholders in the aggregate will receive Union Common Stock whose value is not less than 45% of the value of all of the formerly outstanding shares of Montgomery Common Stock.

     2. Exchange of Montgomery Common Stock Solely for Union Common Stock. A shareholder of Montgomery who receives solely Union Common Stock in exchange for his or her shares in the Merger will not recognize any gain or loss upon such exchange, except to the extent that cash is received in lieu of a fractional share of Montgomery common stock, as discussed below. Section 354 of the Code. The aggregate adjusted tax basis of the shares of Union Common Stock received in such exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the Union Common Stock will include the holding period of the shares of Montgomery Common Stock surrendered therefor provided that the Montgomery Common Stock was held as a capital asset as of the Effective Date. Sections 358 and 1223(l) of the Code.

     3. Exchange of Montgomery Common Stock for a Combination of Cash and Union Common Stock. As of the Effective Time, a Montgomery shareholder who receives Union Common Stock and cash pursuant to the Merger will not recognize gain or loss to the extent that such shareholder receives Union Common Stock as consideration, but such shareholder will recognize gain (if any) in an amount not in excess of the amount of cash received. Section 354 of the Code. Any recognized gain (limited, again, by the amount of cash received) will be eligible for capital gain treatment (assuming the shareholder's shares of Montgomery Common Stock are held as a capital asset by the shareholder) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income to the extent of the shareholder's ratable share of Montgomery's accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the exchange, the shareholder's holding period for such shares is greater than one year.

     The stock redemption provisions of Section 302 of the Code, as interpreted by the United States Supreme Court in Clark v. Commissioner, 489 U.S. 726
(1989), apply in determining whether cash received by a Montgomery shareholder pursuant to the Merger has the effect of a dividend under Section 356 of the Code (the "Hypothetical Redemption Analysis"). Under the Hypothetical Redemption Analysis, a Montgomery shareholder will be treated as if the portion of the Montgomery Common Stock exchanged for cash in the Merger instead had been exchanged for shares of Union Common Stock (the "Hypothetical Shares"), followed immediately by a redemption of the Hypothetical Shares by Union for cash. Under the principles of Section 302 of the Code, a Montgomery shareholder will recognize capital gain rather than dividend income with respect to the cash received if the Hypothetical Redemption is (1) "substantially disproportionate,"

Union Community Bancorp
October 4, 2001
Page 5


or (2) "not essentially equivalent to a dividend" with respect to such shareholder. In applying the principles of Section 302 of the Code, the constructive ownership rules of Section 318 of the Code will apply in comparing a shareholder's ownership interest in Union both immediately after the Merger (but before the Hypothetical Redemption) and after the Hypothetical Redemption.

     The Hypothetical Redemption by Union of the Hypothetical Shares for cash would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a Montgomery shareholder who owns less than 50% of the voting power of the outstanding Union Common Stock, if the percentage of Union Common Stock actually and constructively owned by such shareholder immediately after the Hypothetical Redemption is less than 80% of the percentage of Union Common Stock actually, hypothetically, and constructively owned by such shareholder immediately before the Hypothetical Redemption.

     Whether the Hypothetical Redemption by Union of the Hypothetical Shares for cash is "not essentially equivalent to a dividend" with respect to a Montgomery shareholder will depend upon such shareholder's particular circumstances. However, the Hypothetical Redemption must, in any event, result in a "meaningful reduction" in such shareholder's percentage ownership of Union Common Stock. In determining whether the Hypothetical Redemption by Union results in a meaningful reduction in the shareholder's percentage ownership of Union Common Stock, and therefore does not have the effect of a distribution of a dividend, a Montgomery shareholder should compare his or her interest in Union (including interests owned actually, hypothetically, and constructively) immediately after the Merger (but before the Hypothetical Redemption) to his or her interest after the Hypothetical Redemption. The Service has indicated, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction, if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder's actual and constructive ownership before and after the Hypothetical Redemption. In Revenue Ruling 76-385, the Service found a reduction from .0001118% to .0001081% to be a meaningful reduction.

     The aggregate tax basis of the Union Common Stock received by a Montgomery shareholder will be equal to the tax basis of Montgomery Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount of gain (including any amount which is characterized as a dividend) which was recognized on the exchange, provided the Montgomery Common Stock were held as a capital asset as of the Effective Time. Section 358 of the Code. The holding period of the Union Common Stock received by a Montgomery shareholder will be the same as the period of the Montgomery Common Stock surrendered in exchange therefor, provided that the shares of Montgomery Common Stock were held as capital assets as of the Effective Time. Section 1223(l) of the Code.

Union Community Bancorp
October 4, 2001
Page 6



     4. Exchange of Montgomery Common Stock Solely for Cash. In general, in the case of a shareholder of Montgomery who exchanges all of his or her Montgomery Common Stock for cash in the Merger, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder's Montgomery Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the Montgomery shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the Montgomery Common Stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the Montgomery Common Stock was held by the Montgomery shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the Montgomery shareholder will be treated as ordinary income.

     5. Cash in Lieu of Fractional Shares of Union Common Stock. The payment of cash in lieu of fractional shares of Union Common Stock will be treated as if the fractional shares were issued by Union in the Merger and then redeemed by Union in a taxable transaction. Rev. Rul. 66- 365, 1966-2 C.B. 116. A Montgomery shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574; Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of Montgomery Common Stock exchanged therefor) is more than one year.

     6. Dissenting Shareholders. In the case of a dissenting Montgomery shareholder who receives only cash in exchange for all of his or her shares of Montgomery Common Stock, the cash will be treated as received by such shareholder as a distribution in redemption of the shareholder's Montgomery Common Stock, subject to the provisions and limitations of Section 302 of the Code. Unless the redemption is treated as a dividend under Section 302(d) of the Code, the Montgomery shareholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the Montgomery Common Stock redeemed. Sections 302(b)(3) and 1001 of the Code. The gain or loss will be capital gain or loss if the Montgomery Common Stock was held by the Montgomery shareholder as a capital asset at the Effective Time. If, on the other hand, the redemption is treated as a dividend under Section 302(d) of the Code, the full amount of cash received by the Montgomery shareholder will be treated as ordinary income.

Union Community Bancorp
October 4, 2001
Page 7

     7. Exercise of Montgomery Options Pursuant to the Merger. The receipt in the Merger by a holder of vested options to acquire shares of Montgomery Common Stock of an amount of cash equal to the excess of $15.00 over the per share exercise price for each share of Montgomery Common Stock subject to such vested stock options will result in the recognition of taxable income by such holder in the amount of cash received as consideration for the termination of such vested stock options. Section 83 of the Code.

     8. Information Reporting and Withholding. Payments of cash to a Montgomery shareholder surrendering shares of Montgomery Common Stock will be subject to information reporting and "backup" withholding at a rate of 30.5% of the cash payment to such shareholder, unless the such shareholder (1) furnishes his or her taxpayer identification number in the manner prescribed in applicable Treasury Regulations, (2) certifies that such number is correct, (3) certifies as to no loss of exemption from backup withholding and (4) meets certain other conditions. Any amounts withheld from payments to a Montgomery shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's United States federal income ax liability, provided the required information is furnished to the Service.

     The foregoing tax consequences set forth in Paragraphs 1 through 7 may not apply to a Montgomery shareholder who acquired his or her shares of Montgomery Common Stock through the exercise of an employee stock option or who acquired such Montgomery Common Stock as compensation. Further, this opinion is limited to the material federal income tax consequences of the proposed Merger and does not discuss state, local, or foreign tax consequences.

                                                     Very truly yours,


                                                     /s/ Barnes & Thornburg

                                                     Barnes & Thornburg